UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

  Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at January 22, 2009

GREAT BASIN GOLD LTD.
Ste. 1108-1030 West Georgia Street
Vancouver, BC V6E 2Y3
Canada

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ferdi Dippenaar
President and CEO

Date: January 22, 2009

Print the name and title of the signing officer under his signature.

1108-1030 West Georgia St. Vancouver, BC Canada V6E 2Y3 Toll Free: 1 888-633-9332 South Africa: 27 (0) 11 301 1800 www.grtbasin.com

NDEP ISSUES WATER POLLUTION CONTROL PERMIT FOR GBG'S HOLLISTER PROJECT

January 22, 2009, Vancouver, BC - Great Basin Gold Ltd, ("Great Basin" or the "Company"), (TSX: GBG; NYSE Alternext: GBG; JSE: GBG) announces that the Nevada Division of Environmental Protection/Bureau of Mining Regulation and Reclamation (NDEP) recently issued one of the key permits needed for a full-scale underground mining operation by its wholly owned subsidiary, Rodeo Creek Gold Inc. (RCG), at the Hollister Development Block Project in Elko County, Nevada. The NDEP Water Pollution Control Permit (WPCP) authorizes a maximum production rate of up to 275,000 tons of ore per year as well as engineered waste rock storage and ore stockpile facility, synthetic lined water management ponds, a reverse osmosis water treatment facility, and other ancillary facilities.

Before RCG can expand its current underground activities to reach the production rate authorized in the Water Pollution Control Permit, the U.S. Bureau of Land Management (BLM) must approve RCG's amended Plan of Operations. BLM's permitting process will include preparation of an Environmental Impact Statement (EIS) to evaluate potential environmental impacts associated with the proposed expansion of the underground activities inclusive of appropriate mitigation measures to minimize the identified impacts.

Great Basin Resource Watch (GBRW) has filed an appeal with the Nevada State Environmental Commission challenging NDEP's issuance of the Water Pollution Control Permit. The appeal will be heard in February 2009.

Ferdi Dippenaar commented, "We are pleased and welcome the issuance of the permit by the NDEP. The Hollister Project has made good progress in infrastructure development that will ensure that the interests of stakeholders are heard, and the environment is protected. Our amended Plan of Operations was submitted to the BLM in April 2008 and the Completeness Review was concluded by October 2008. During December 2008, the BLM indicated that the environmental analysis required for the amended Plan of Operations will be an environmental impact statement (EIS). We are currently in discussions with the BLM to determine what levels of ongoing exploration and trial mining would be allowed during the completion of the study."

For additional details on Great Basin Gold Ltd. and its gold properties, please visit the Company's website at www.grtbasin.com or contact Investor Services:

Tsholo Serunye in South Africa +27 (0)11 301 1800
Michael Curlook in North America +1 888 633 9332
Barbara Cano at Breakstone Group in the USA +1 646 452-2334

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address possible future commercial production, reserve potential, exploration drilling results, development, feasibility or exploitation activities and events or developments that Great Basin Gold expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, geopolitical uncertainty, changes in government policies regarding mining and natural resource exploration and exploitation, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.